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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

First Georgia Community Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

30236 P 10 5 (CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not

Required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-06)

CUSIP No. 30236 P 10 5	13G	Page 2

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities only)

Charles W. Carter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

37,375
6 SHARED VOTING POWER

6,700 C Carter Inc.; 100 JWEC; 1,500 Jones Hometown Hardware; 4,400 Wife; 600 Wife Trustee Grandchildren
7 SOLE DISPOSITIVE POWER

37,375
8 SHARED DISPOSITIVE POWER

13,300

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

50,675
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.31%
12	TYPE OF REPORTING PERSON

Individual

CUSIP No. 30236 P 10 5	Page 3

Item 1	(a).	Name of Issuer:

First Georgia Community Corp.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

150 Covington Street Jackson, GA 30233

Item 2	(a).	Name of Person Filing:

Charles W. Carter

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

853 W. 3rd Street Jackson, GA 30233

Item 2	(c).	Citizenship:

United States of America

Item 2	(d).	Title of Class of Securities:

Common Stock , $5.00 par value

Item 2	(e).	CUSIP Number:

30236 P 10 5

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

CUSIP No. 30236 P 10 5	Page 4

Item 4.

	(a)	Amount beneficially owned: 50,675

	(b)	Percent of class: 5.31%

	(c)	Number of shares as to which such person has

		(i)	sole power to vote or direct the vote: 37,375

		(ii)	shared power to vote or direct the vote: 13,300

		(iii)	sole power to dispose or to direct the disposition of: 37,375

		(iv)	shared power to dispose or direct the disposition of: 13,300

Item 5.	Ownership of Five Percent or Less of a Class: N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: N/A

Item 8.	Identification and Classification of the Members of the Group: N/A

Item 9.	Notice of Dissolution of Group: N/A

Item 10.	Certification: N/A

CUSIP No. 30236 P 10 5	Page 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	3/6/06

Signature:	/s/ Charles W. Carter
Name/Title:	Charles W. Carter